SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

Family Dollar Stores, Inc.

(Name of Subject Company)

Family Dollar Stores, Inc.

(Name of Person Filing Statement)

Common Stock, $0.10 par value

(Title of Class of Securities)

307000109

(CUSIP Number of Class of Securities)

James C. Snyder, Jr., Esq.

Senior Vice President,

General Counsel and Secretary

P.O. Box 1017, 10401 Monroe Road

Charlotte, North Carolina 28201-1017

(704) 847-6961

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

Ethan A. Klingsberg, Esq.

Paul M. Tiger, Esq.

Cleary Gottlieb Steen & Hamilton, LLP

One Liberty Plaza

New York, New York 10006

(212) 225-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (“Amendment No. 2”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by Family Dollar Stores, Inc. (“Family Dollar”), with the Securities and Exchange Commission on September 17, 2014, relating to the unsolicited conditional tender offer by Dollar General Corporation, a Tennessee corporation, through its wholly owned subsidiary, D3 Merger Sub, Inc., a Delaware corporation, to purchase all of the issued and outstanding shares of Family Dollar’s common stock, par value $0.10 per share (including the associated preferred stock purchase rights), at a purchase price of $80.00 in cash, upon the terms and subject to the conditions set forth in its Offer to Purchase, dated September 10, 2014 (as amended or supplemented from time to time), and the related letter of transmittal. This Amendment No. 2 is being filed to reflect certain updates as reflected below:

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Item 3 of the Statement is hereby amended and supplemented by adding the words “as amended,” immediate prior to the words “the “Proxy Statement/Prospectus”)” in the second paragraph of the subsection titled “The Dollar Tree Merger”.

Item 8.	Additional Information.

(a)	Item 8 of the Statement is hereby amended and supplemented by adding the following immediately following the last sentence of the second paragraph of the subsection titled “Regulatory Issues in Connection with the Offer”:

“Family Dollar filed a Notification and Report Form with respect to the Offer with the Antitrust Division and the FTC on September 25, 2014.”

(b)	Item 8 of the Statement is hereby amended and supplemented by adding the following at the end of the fifth paragraph of the subsection titled “Regulatory Issues in Connection with the Offer”:

“Certain state attorneys general have notified Family Dollar that they will be investigating the competitive effects of the acquisition of Shares by Offeror pursuant to the Offer and the Dollar General merger.”

Annexes.

(a)	Annex B is hereby amended by replacing the language in the subsection titled “Explanatory Note Regarding the Merger Agreement” with the following:

“The merger agreement is included to provide you with information regarding its terms. The merger agreement contains representations and warranties by Family Dollar, on the one hand, and by Dollar Tree and merger sub, on the other hand, which were made solely for the benefit of the other party for purposes of that agreement and not for the purpose of providing information regarding Family Dollar or Dollar Tree to be relied upon by shareholders of Family Dollar. The representations, warranties and covenants made in the merger agreement by Family Dollar, Dollar Tree and merger sub were qualified and subject to important limitations agreed to by Family Dollar, Dollar Tree and merger sub in connection with negotiating the terms of the merger agreement. In particular, in your review of the representations and warranties contained in the merger agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purpose of establishing circumstances in which a party to the merger agreement may have the right not to consummate the merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the merger agreement, rather than establishing matters as facts about Family Dollar or Dollar Tree at the time they were made or otherwise. The representations and warranties also may be subject to a contractual standard of materiality different from that generally applicable to stockholders and reports and documents filed with the SEC and were qualified by the matters contained in the confidential disclosure schedules that Family Dollar and Dollar Tree each delivered in connection with the merger agreement and certain documents filed with the SEC. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this proxy statement/prospectus, may have changed since the date of the merger agreement. Information about Family Dollar and Dollar Tree is set forth elsewhere in this proxy statement/prospectus and in other public filings made with the SEC, which are incorporated by reference into this proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page [    ].”

(b)	Annex B is hereby amended by replacing the first paragraph in the subsection titled “No Solicitation— Fiduciary Exception” with the following:

“At any time prior to obtaining the Family Dollar stockholder approval, if the Family Dollar board of directors has determined in good faith after consultation with its financial advisor and outside legal counsel that a bona fide, unsolicited written company takeover proposal received after July 27, 2014 either constitutes a company superior proposal (as defined below) or is reasonably expected to lead to a company superior proposal and that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable law, then Family Dollar may do either of the following:”

(c)	Annex B is hereby amended and supplemented by adding the word “company” immediately prior to the words “superior proposal” in the subsection titled “Termination of the Merger Agreement—Termination”.

(d)	Annex B is hereby amended and supplemented by adding the word “company” immediately prior to the words “superior proposal” in the subsection titled “Termination of the Merger Agreement—Termination Fee”.

(e)	Annex C is hereby amended and supplemented by adding “, and further amended on September 4, 2014,” immediately following “August 8, 2014” in the second paragraph.

(f)	Annex C is hereby amended and supplemented by adding “, as amended,” immediately prior to the words “is referred to as the debt commitment letter” in the second paragraph.

(g)	Annex C is hereby amended by replacing the fifth paragraph with the following:

“As of August 2, 2014, Dollar Tree had indebtedness with a principal amount equal to approximately $757 million. As of such date, Family Dollar and Dollar Tree had, on a pro forma basis, approximately $8,747 million in principal amount of indebtedness outstanding.”

(h)	Annex D is hereby amended by replacing the first paragraph with:

“Upon completion of the merger, each issued and outstanding share of Family Dollar common stock other than shares owned by Dollar Tree or Family Dollar, or by stockholders that have perfected and not withdrawn a demand for appraisal rights pursuant to Section 262 of the DGCL, will be converted into the right to receive (i) an amount equal to $59.60 in cash plus (ii) a number of shares of Dollar Tree common stock equal to the exchange ratio, which depends on the average stock price. The average stock price is based on the volume weighted average of the trading prices of Dollar Tree common stock on the Nasdaq on each of the 20 consecutive Nasdaq trading days ending on the trading day that is three trading days prior to the effective time. If the average stock price is greater than $49.08 and less than $59.98 per share, the exchange ratio will be the quotient of $14.90 divided by the average stock price. If the average stock price is greater than or equal to $59.98, the exchange ratio will be 0.2484. If the average stock price is less than or equal to $49.08, the exchange ratio will be 0.3036. Accordingly, the actual number of shares and the value of Dollar Tree common stock delivered to Family Dollar stockholders will depend on the average stock price, and the value of the shares of Dollar Tree common stock delivered for each such share of Family Dollar common stock may be greater than or less than, or equal to, $14.90.”

(i)	Annex E is hereby amended and supplemented by adding the following at the end of the first paragraph:

“On September 8, 2014, the FTC, issued a request for additional information under the HSR Act to each of Dollar Tree and Family Dollar. Therefore, the waiting period under the HSR Act is extended to 11:59pm on the 30th day after substantial compliance with the second request by both Dollar Tree and Family Dollar, unless terminated earlier by the FTC or extended by agreement or court order. Certain state attorneys general are also investigating the merger under applicable antitrust laws. These state attorneys general have also notified Family Dollar that they will be investigating the competitive effects of a Dollar General-Family Dollar combination, as is the FTC.”

(j)	Annex E is hereby amended by replacing the third paragraph with the following:

“Pursuant to amendment no. 1, Dollar Tree has agreed, solely to the extent necessary or advisable to receive termination or expiration of the waiting period under the HSR Act so as to permit the closing to occur by the end date, to propose, negotiate, effect and agree to the sale, divestiture, license, holding separate, and other disposition of and restriction on any and all retail stores and any and all assets, properties and rights in or about the retail store premises of Dollar Tree and its subsidiaries, including the surviving company and its subsidiaries, and effective on or after the effective time of the merger.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

FAMILY DOLLAR STORES, INC.

By:	/s/ James C. Snyder, Jr.
Name:	James C. Snyder, Jr.
Title:	Senior Vice President,
General Counsel and Secretary

Dated: September 26, 2014